Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

January 3, 2014

VIA EDGAR

Ms. Jennifer Gowetski

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	American Realty Capital Hospitality Trust, Inc. Amendment No. 3 to Registration Statement on Form S-11

Filed December 9, 2013

Amendment No. 4 to Registration Statement on Form S-11

Filed December 16, 2013
File No. 333-190698

Dear Ms. Gowetski:

On behalf of American Realty Capital Hospitality Trust, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended, Pre-Effective Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-11 (File No. 333-190698) of the Company (the “Registration Statement”) and the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated January 2, 2014. Amendment No. 5 was filed for the purpose of updating and revising certain exhibits to the Registration Statement. Please note that the Company is also filing today an acceleration request in respect of the Registration Statement.

For convenience of reference, each Staff comment contained in your January 2, 2014 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your letter, and is followed by the corresponding response of the Company. Please note that references to “we,” “our” and “us” refer to the Company.

Form S-11/A Filed on December 9, 2013

Unaudited Pro Forma Consolidated Statement of Operations

January 3, 2014

Notes to Unaudited Pro Forma Consolidated Statement of Operations, page F-5

1.	It does not appear that the adjustment to eliminate one time acquisition costs meet the continuing impact criteria outlined in Rule 11-02(b)(6) of Regulation S-X. Please clarify or revise accordingly.

As discussed on our January 3, 2014 telephone call, we respectfully advise the Staff that the adjustment to eliminate the one time acquisition costs was in accordance with the guidance set forth in section 3250.1 of the Financial Reporting Manual of the Division of Corporate Finance which notes that when direct, incremental costs of the specific acquisition are reflected in the historical financial statements of either the target or the acquirer, an adjustment should remove these costs from the pro forma income statement.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3735.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.

/s/ Steven L. Lichtenfeld

Steven L. Lichtenfeld

cc:	Shannon Sobotka Wilson Lee Jerard Gibson